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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         ____________________________

                                SCHEDULE 13E-3


                                 Rule 13e-100

                   Transaction Statement under Section 13(e)
       of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder
                               (Amendment No. 4)

                         ----------------------------

                             KENETECH CORPORATION

                         ----------------------------
                             (Name of the Issuer)


                             KENETECH CORPORATION
                                MARK D. LERDAL
                                 ------------
                     (Name of Person(s) Filing Statement)


                   Common Stock, par value $0.0001 per share
                                 ------------
                        (Title of Class of Securities)


                                   488878109
                                 ------------
                     (CUSIP Number of Class of Securities)


                              Dianne P. Urhausen
                    Vice President and Corporate Secretary
                             KENETECH Corporation
                         500 Sansome Street, Suite 410
                       San Francisco, California  94111
                          Telephone:  (415) 398-3825

                                 ____________
         (Name, Address and Telephone Number of Persons Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 ____________

                                                 With copies to:
Mark A. Morton, Esq.                         Michael G. O'Bryan, Esq.                    Matthew Starnes
Potter Anderson & Corroon LLP                Morrison & Foerster LLP                     Gibson, Dunn & Crutcher LLP
Hercules Plaza, P.O. Box 951                 425 Market Street                           One Montgomery Street
Wilmington, Delaware 19899                   San Francisco, CA 94105-2482                San Francisco, CA 94104
Telephone:  (302) 984-6000                   Telephone:  (415) 268-7000                  Telephone:  (415) 393-8204

     This statement is filed in connection with (check the appropriate box):

     a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-(c) under the Securities Exchange Act of 1934.

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c.  [X]  A tender offer.

     d.  [_]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                                 ____________

                           Calculation of Filing Fee

===============================================================================

            Transaction Valuation*              Amount of Filing Fee**
-------------------------------------------------------------------------------
                 $34,549,971                              $6,910
===============================================================================

       *Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $1.04, the per share tender offer price, by 33,220,164, the sum of (i) 31,970,164 currently outstanding shares of Common Stock sought in the Offer, (ii) outstanding options with respect to 750,000 shares of Common Stock and (iii) outstanding warrants with respect to 500,000 shares of Common Stock, in each case as of October 20, 2000.

       **Calculated as 1/50 of 1% of the transaction value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $6,910                  Filing Party: KC Merger Corp.
Form or Registration No.: Schedule TO/13E-3                    KC Holding Corporation
                                                               ValueAct Capital Partners, L.P.
                                                 Date Filed:   November 7, 2000
===================================================================================================

                                  INTRODUCTION

     This Amendment No. 4 to the Transaction Statement on Schedule 13E-3, as amended (the "Schedule 13E-3"), relates to the offer by KC Merger Corp. ("Purchaser"), a Delaware corporation which is wholly owned by KC Holding Corporation ("Parent"), a Delaware corporation which in turn is wholly owned by ValueAct Capital Partners, L.P. ("VAC"), a Delaware limited partnership, as set forth in the Tender Offer Statement on Schedule TO, dated November 7, 2000 (the "Schedule TO"), to purchase all of the outstanding shares of common stock of KENETECH corporation, a Delaware corporation ("KENETECH"), par value $.0001 per share, at a price of $1.04 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 2000 (the "Initial Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), the supplement to the Offer to Purchase dated November 26, 2000 (the "Supplement"), a copy of which is attached hereto as Exhibit (a)(1)(H) (the Initial Offer to Purchase and the Supplement are together referred to herein as the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit
(a)(1)(B) (which, together with the Offer to Purchase, as amended or further supplemented from time to time, constitute the "Offer"). The Schedule TO was filed by Purchaser, Parent and VAC with the Securities and Exchange Commission (the "SEC") on November 7, 2000.

     In response to the Offer, KENETECH filed a Solicitation/Recommendation Statement on Schedule 14D-9 on November 7, 2000, as amended by Amendment No. 1 to Schedule 14D-9 filed on November 14, 2000, Amendment No. 2 to Schedule 14D-9 filed on November 27, 2000, Amendment No. 3 to Schedule 14D-9 filed on November 29, 2000 and Amendment No. 4 to Schedule 14D-9 filed on December 12, 2000
(as amended, the "Schedule 14D-9"). The information contained in the Schedule 14D-9 is expressly incorporated by reference in response to the items of this
Schedule 13E-3.

     Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

     The information contained in this Schedule 13E-3 and/or the Offer to Purchase concerning each filing person other than KENETECH was supplied by each such filing person and no other filing person, including KENETECH, takes responsibility for the accuracy of any information not supplied by such filing person.

ITEMS 1, 2, 4 through 13 and 15.

     Items 1, 2, 4 through 13 and 15 of the Schedule 13E-3 are hereby amended and supplemented by the following:

     "On December 11, 2000, the Chancery Court denied the Plaintiffs' request for a preliminary injunction. The Chancery Court's opinion denying the injunction is attached as Exhibit (a)(5)(I) hereto and incorporated by this reference. KENETECH issued a press release, dated December 12, 2000, announcing the Chancery Court's decision denying Plaintiffs' request for a preliminary injunction. A copy of the press release issued by KENETECH with respect to the foregoing is attached as Exhibit (a)(5)(J) hereto and incorporated herein by reference."

ITEM 16.  Exhibits.

     (a)(1)(M) Amendment No. 3 to Recommendation Statement on Schedule 14D-9 of KENETECH, dated November 29, 20000 (filed as Schedule 14D-9 on November 29, 2000 and incorporated by reference)

     (a)(1)(N) Amendment No. 4 to Recommendation Statement on Schedule 14D-9 of KENETECH, dated December 12, 2000 (filed as Schedule 14D-9 on December 12, 2000 and incorporated by reference)

     (a)(5)(I) Opinion by the Court denying the Request for a Preliminary Injunction, dated December 11, 2000+++

     (a)(5)(J)   Press Release issued by KENETECH on December 12, 2000+++

+++ Incorporated by reference to Amendment No. 4 to Schedule 14D-9 filed by KENETECH on December 12, 2000.

                                  SIGNATURES

     After due inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2000               KENETECH CORPORATION



                                        By: /s/ Dianne P. Urhausen
                                            ----------------------
                                        Name:  Dianne P. Urhausen
                                        Title: Vice President and Corporate
                                               Secretary


                                        MARK D. LERDAL


                                        /s/ Mark D. Lerdal
                                        ------------------
                                        Name:  Mark D. Lerdal

                                 EXHIBIT INDEX

     (a)(1)(A)  Offer to Purchase dated November 6, 2000*+

     (a)(1)(B)  Letter of Transmittal*+

     (a)(1)(C)  Notice of Guaranteed Delivery*+

     (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees*+

     (a)(1)(E) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees*+

     (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*+

     (a)(1)(G)  Press Release of KENETECH, dated October 25, 2000**

     (a)(1)(H)  Supplement to Offer to Purchase dated November 26, 2000****++

     (a)(1)(I) Recommendation Statement on Schedule 14D-9 of KENETECH Corporation, dated November 6, 2000***+

     (a)(1)(J) Amendment No. 1 to Recommendation Statement on Schedule 14D-9 of KENETECH, dated November 14, 2000 (filed as Schedule 14D-9 on November 14, 2000 and incorporated by reference)

     (a)(1)(K) Amendment No. 2 to Recommendation Statement on Schedule 14D-9 of KENETECH, dated November 27, 2000 (filed as Schedule 14D-9 on November 27, 2000 and incorporated by reference)

     (a)(1)(L)  Press Release issued by Purchaser on November 29, 2000*****

     (a)(1)(M) Amendment No. 3 to Recommendation Statement on Schedule 14D-9 of KENETECH, dated November 29, 2000 (filed as Schedule 14D-9 on November 29, 2000 and incorporated by reference)

     (a)(1)(N) Amendment No. 4 to Recommendation Statement on Schedule 14D-9 of KENETECH, dated December 12, 2000 (filed as Schedule 14D-9 on December 12, 2000 and incorporated by reference)

     (a)(2)     Letter to Stockholders, dated November 6, 2000***+

     (a)(5)(A) First Amended Complaint of Robert L. Kohls and Louise A. Kohls against Gerald R. Alderson, Charles Christenson, Angus M. Duthie, Mark D. Lerdal and KENETECH (incorporated by reference to Schedule III attached to the Schedule 14D-9)***+

     (a)(5)(B) Opinion by the Court denying the Motion to Dismiss, dated July 26, 2000 (incorporated by reference to Schedule IV attached to the Schedule 14D-9)***+

     (a)(5)(C) First Amended Complaint of Robert L. Kohls and Louise A. Kohls against KENETECH, Angus M. Duthie, Mark D. Lerdal, Gerald R. Alderson and Charles Christenson***

     (a)(5)(D) Opinion by the Court dismissing Class Action, dated July 26, 2000***

     (a)(5)(E) Pages 15 through 35 of KENETECH's Annual Report on Form 10-K for the year ended December 31, 1999 (incorporated by reference to KENETECH's Form 10-K filed with the Securities and Exchange Commission on March 28, 2000)

     (a)(5)(F) Pages 2 through 23 of KENETECH's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 (incorporated by reference to KENETECH's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2000)

     (a)(5)(G) Notice of Motion and Motion for Leave to File Second Amended and Supplemental Complaint in the action styled Kohls v. Duthie, et al. (incorporated by reference to Amendment No. 1 to the Schedule 14D-9 filed by KENETECH on November 14, 2000)

     (a)(5)(H) Pages 3 through 28 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 (incorporated by reference to the Company's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2000)

     (a)(5)(I) Opinion by the Court denying the Request for a Preliminary Injunction, dated December 11, 2000+++

     (a)(5)(J)  Press Release issued by KENETECH on December 12, 2000+++

     (c)(1) Opinion of Houlihan Lokey to the Special Committee and the Board of Directors of KENETECH, dated October 25, 2000 (incorporated by reference to Schedule II attached to the Schedule 14D-9)+

     (c)(2) Presentation to KENETECH's Special Committee and Board of Directors by Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated October 25, 2000*

     (c)(3)     Schedule of the 823 U.S. acquisitions considered by Houlihan
                Lokey****

     (c)(4) Feasibility Assessment of the Proposed Astoria Energy Project, prepared by Navigant Consulting, Inc. for VAC****

     (d)(1) Agreement and Plan of Merger, dated as of October 25, 2000, among KENETECH, Purchaser and Parent**

     (d)(2) Confidentiality Agreement, dated June 29, 2000, between KENETECH and VAC*

     (d)(3) Guaranty, dated October 25, 2000, by VAC for the benefit of KENETECH*

      (d)(4) Subscription and Contribution Agreement, dated October 24, 2000, among VAC, Parent and Mark D. Lerdal*

      (d)(5) Form of Stockholders Agreement, undated, among Parent, Mark D. Lerdal and certain investing stockholders*

      (d)(6) Voting Agreement, dated October 25, 2000, among Parent, Purchaser and Mark D. Lerdal*

      (d)(7) Employment Agreement, dated October 25, 2000, between Purchaser and Mark D. Lerdal*

      (d)(8) Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule l4f-1 thereunder (incorporated by reference to Schedule I attached to the Schedule 14D-9)+

      (d)(9) Amendment to Rights Agreement, dated October 25, 2000, between KENETECH and ChaseMellon Shareholder Services, L.L.C.***

      (f) Section 262 of the General Corporation Law of State of Delaware; Chapter 13 of the General Corporation Law of the State of California (included as Schedule C to Offer to Purchase)*

      (g)        None

      _________________

* Incorporated by reference to the Schedule TO filed by Purchaser, Parent and VAC on November 6, 2000.

**    Incorporated by reference to Form 8-K filed by KENETECH on October 26,
      2000.

*** Incorporated by reference to the Schedule 14D-9 filed by KENETECH on November 7, 2000.

**** Incorporated by reference to Amendment No. 2 to Schedule TO/13E-3 filed by Purchaser, Parent, VAC and VA Partners, L.L.C. on November 27, 2000.

***** Incorporated by reference to Amendment No. 3 to Schedule TO/13E-3 filed by Purchaser, Parent, VAC and VA Partners, L.L.C. on November 29, 2000.

+     Included in copies mailed to KENETECH's stockholders on November 7, 2000.

++ Included in copies mailed to the Company's stockholders on November 27, 2000.

+++ Incorporated by reference to Amendment No. 4 to Schedule 14D-9 filed by KENETECH on December 12, 2000.